UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number: 001-35678

FLEETMATICS GROUP PLC

(Translation of registrant’s name into English)

Fleetmatics Group PLC

Block C, Cookstown Court

Belgard Road

Tallaght

Dublin 24

Ireland

(Address of principal executive offices)

FleetMatics USA Group Holdings, Inc.

1100 Winter Street

Waltham, MA 02451

(Address of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 30, 2013, Hazem Ben-Gacem tendered his resignation from the Board of Directors (the “Board”) and as Chairman of the Board of Fleetmatics Group PLC (the “Company”) and all committees of the Board. Mr. Ben-Gacem’s resignation was not the result of any disagreements with the Company on any matter relating to the Company’s operations, policies or practices.

The Board also appointed Jim Travers, Chief Executive Officer of the Company and a director, as the Company’s Chairman of the Board.

Additionally, the Board appointed director Jack Noonan as the lead independent director of the Board.

This report contains a copy of Fleetmatics Group PLC’s press release announcing Mr. Travers’ appointment as Chairman.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Fleetmatics Press Release “Fleetmatics Group Announces Chief Executive, Jim Travers, as Chairman of the Board; Appoints Jack Noonan as Lead Director”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLEETMATICS GROUP PLC

Date: November 4, 2013	By:	/s/ Stephen Lifshatz
	Name:	Stephen Lifshatz
	Title:	Chief Financial Officer
Chief Accounting Officer
(Principal Financial Officer and Principal Accounting Officer)